EXHIBIT NO. 11.1

ARMSTRONG HOLDINGS, INC. AND SUBSIDIARIES

COMPUTATION FOR BASIC EARNINGS (LOSS) PER SHARE

FOR THE YEARS ENDED DECEMBER 31

(AMOUNTS IN MILLIONS EXCEPT FOR PER-SHARE DATA)

	2004	2003	2002
Basic (loss) per share
Net (loss)	$(80.8)	$(39.3)	$(2,142.8)

Average number of common shares outstanding	40.5	40.5	40.5

Basic (loss) per share	$(2.00)	$(0.97)	$(52.91)

EXHIBIT NO. 11.2

COMPUTATION FOR DILUTED EARNINGS (LOSS) PER SHARE

FOR THE YEARS ENDED DECEMBER 31

(AMOUNTS IN MILLIONS EXCEPT FOR PER-SHARE DATA)

	2004	2003	2002
Diluted (loss) per share
Net (loss)	$(80.8)	$(39.3)	$(2,142.8)

Average number of common shares outstanding	40.5	40.5	40.5
Average number of common shares issuable under stock options or restricted stock grants	0.2	0.2	0.2

Average number of common and common stock equivalents outstanding	40.7	40.7	40.7

Diluted (loss) per share	$(2.00)	$(0.97)	$(52.91)